(a)(1)(K)

ICN Fund I, LLC Tender Offer for Tengasco Outstanding Shares of Common Stock Expired October 13, 2015 and the necessary shares were not tendered in sufficient quantities.

NEW YORK, NY / ACCESSWIRE / October 14, 2015 / Tengasco Inc. (NYSE MKTS: "TGC") - ICN Fund I, LLC announced today that the tender offer for all of the outstanding voting shares of Common Stock of Tengasco Inc. ("Tengasco") at a price of $0.2736 per share (the "Offer") has expired and the necessary shares were not tendered in sufficient quantities.

The Offer was not subject to any financing contingency. Other conditions applied to the Offer, including the tender of 51% outstanding voting common shares and no litigation involving the Offer.

The Offer expired on October 13, 2015 at 11:59 p.m., New York City time.  Tenders of shares of all Tengasco outstanding voting shares of Common Stock were to be made prior to the expiration of the Offer and could have been withdrawn at any time prior to the expiration of the Offer. Only shares properly tendered and not properly withdrawn pursuant to the Offer would be purchased. The Offer included withdrawal rights so that a tendering shareholder could freely withdraw any shares prior to acceptance of such shares for payment under the Offer.

You may read and copy any reports, statements or other information filed by the Company at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. The Company's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

CONTACT:

Rodney Giles

281-782-5332

rodney.giles@gmail.com

SOURCE: ICN Fund I, LLC